SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2023

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in      paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2022 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2022 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022 and 2021

(Unit : in billions of Korean Won)	2022	2021	Change
Total Assets	234,870	211,124	23,746
Total Liabilities	192,781	145,797	46,984
Total Equity	42,089	65,327	-23,238

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2022 and 2021

(Unit : in billions of Korean Won)	2022 Oct.-Dec.	2021 Oct.-Dec.	Change	2022 Jan.-Dec.	2021 Jan.-Dec.	Change
Operating revenues	19,507	15,527	3,980	71,272	60,674	10,598
Operating income (loss)	-10,769	-4,723	-6,046	-32,603	-5,846	-26,757
Income (Loss) before income tax	-10,799	-5,084	-5,715	-33,839	-7,072	-26,767
Net income (loss)	-7,774	-3,640	-4,134	-24,420	-5,216	-19,204
Net income (loss) attributable to owners of the company	-7,775	-3,655	-4,120	-24,471	-5,305	-19,166

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022 and 2021

(Unit : in billions of Korean Won)	2022	2021	Change
Total Assets	131,000	115,579	15,421
Total Liabilities	108,895	68,532	40,363
Total Equity	22,104	47,047	-24,943

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2022 and 2021

(Unit : in billions of Korean Won)	2022 Oct.-Dec.	2021 Oct.-Dec.	Change	2022 Jan.-Dec.	2021 Jan.-Dec.	Change
Operating revenues	18,833	15,284	3,549	68,952	59,661	9,291
Operating income (loss)	-9,906	-4,181	-5,725	-33,854	-7,426	-26,428
Income (Loss) before income tax	-10,493	-4,376	-6,117	-34,603	-7,455	-27,148
Net income (loss)	-7,868	-3,375	-4,493	-25,254	-5,608	-19,646

Notes:

(1)	The figures for the year ended December 31, 2021 were changed from the Form 6-K dated February 24, 2022 due to the amendment of K-IFRS 1016, effective since January 1, 2022.
(2)	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Chang, Nam-yeon
Name: Chang, Nam-yeon
Title: Head of Finance & IR Team

Date: February 24, 2023